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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*

                            Elephant & Castle Group, Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     266199-10-4
                   -----------------------------------------------
                                    (CUSIP Number)


Michael M. Pastore, General Electric Investment Corporation, 3003 Summer Street, Stanford, CT 06904
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    March 14, 1997
                   -----------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement   .  (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Exhibit on Page 20
                                    Total Pages 100            SEC 1746(12-91)

                                     SCHEDULE 13D


CUSIP    266199-10-4                   PAGE     2       OF    100     PAGES
      -------------                         -----------    ----------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GE Investment Private Placement Partners II, Limited Partnership I.R.S. # 06-1429671
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                (b) / /
        Not applicable
3   SEC USE ONLY


4   SOURCE OF FUNDS*

        OO
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

        Not applicable
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

  NUMBER OF   7    SOLE VOTING POWER
   SHARES
BENEFICIALLY           0
  OWNED BY
    EACH      8    SHARED VOTING POWER
 REPORTING
  PERSON               2,095,221
   WITH

              9    SOLE DISPOSITIVE POWER

                       0

              10   SHARED DISPOSITIVE POWER

                       2,095,221
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,095,221
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

        Not applicable
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.4%
14  TYPE OF REPORTING PERSON*

       PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO.   266199 10 4                PAGE     3       OF     100    PAGES
         -------------                      -----------    ----------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GE Investment Management Incorporated, as General Partner to GE Investment Private Placement Partners II, Limited Partnership II
    (I.R.S. # 06-1238874)
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /

    Not applicable
3   SEC USE ONLY


4   SOURCE OF FUNDS*

        Not applicable
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

        Not applicable
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

 NUMBER OF    7    SOLE VOTING POWER
  SHARES
BENEFICIALLY       0
 OWNED BY
   EACH       8    SHARED VOTING POWER
REPORTING
  PERSON           2,095,221
   WITH

              9    SOLE DISPOSITIVE POWER

                   0

              10   SHARED DISPOSITIVE POWER

                   2,095,221
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,095,221
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

        Not applicable
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.4%
14  TYPE OF REPORTING PERSON*

        CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP NO.   266199 10 4                PAGE     4       OF     100    PAGES
         -------------                      -----------     ---------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Electric Company
        I.R.S. # 14-0689340
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                      (b) / /
        Not applicable
3   SEC USE ONLY


4   SOURCE OF FUNDS*

    Not applicable
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)   o

    Not applicable
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New York

 NUMBER OF    7    SOLE VOTING POWER
  SHARES
BENEFICIALLY       Disclaimed (See 11 below)
 OWNED BY
   EACH       8    SHARED VOTING POWER
REPORTING
  PERSON           0
   WITH

              9    SOLE DISPOSITIVE POWER

                   Disclaimed (See 11 below)


              10   SHARED DISPOSITIVE POWER

                   0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclaimed by GE Electric Company

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

        Not applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable

14  TYPE OF REPORTING PERSON*

        CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value per share ("Common Stock") of Elephant and Castle Group, Inc. (the "Issuer"), having its principal executive offices at 303 IBM Tower, 701 West Georgia Street, Vancouver British Columbia, FF 60077.

         The Reporting Persons have entered into a Joint Filing Agreement, dated May 9, 1996, attached hereto as Schedule I.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of GE Investment Private Placement Partners II, a Delaware limited partnership (the "Partnership"), GE Investment Management Incorporated, a Delaware corporation ("GEIM"), and General Electric Company ("GE"), a New York corporation, each a Reporting Person.

         The address of the principal offices of the Partnership and GEIM is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield CT 06431.

         For information with respect to the identity and background of each
(i) Executive Officer and Director of the General Partner of the Partnership see
Schedule II attached hereto; (ii) Executive Officer and Director of GEIM see
Schedule II attached hereto; and (iii) Executive Officer and Director of GE see
Schedule III attached hereto.

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II or III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except Paolo Fresco, Vice Chairman of the Board and an Executive Officer of GE is an Italian citizen and Claudio X. Gonzalez, a Director of GE, is a Mexican citizen.

                                 PAGE 5 OF 100 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         On November 30, 1995, the Partnership entered into a Note, Stock Purchase and Warrant Agreement, which was amended on May 31, 1996 and March 14, 1997, respectively, (as amended, the "Agreement") providing for the purchase by the Partnership of (i) 111,111 shares of Common Stock (the "Purchased Shares"),
(ii) convertible subordinated debentures convertible into shares of Common Stock (the "Notes") in the aggregate principal amount of $9,000,000, distributed on three closing dates, as described below, (iii) warrants (the "Warrants") exercisable for 300,000 shares of Common Stock at $11.764 per share of Common Stock, and (iv) certain shares of Common Stock (the "Additional Shares") issued by the Issuer in order to induce the Partnership to purchase the Notes.

         The Notes are distributed to the Partnership in the following manner:
(i) on November 30, 1995 (the "First Closing Date"), the Partnership received Notes in the principal amount of $3,000,000; (ii) on February 28, 1997 (the "Second Closing Date"), the Partnership received Notes in the principal amount of $2,000,000; and (iii) on June 30, 1998 (the "Third Closing Date"), provided the Issuer complies with certain requirements described in Section 3H of the Agreement, the Partnership will receive Notes in the principal amount of $4,000,000.

         The Additional Shares are to be delivered to the Partnership in the following manner: (i) 70,555 shares of Common Stock to be delivered on May 30, 1996 subject to any Notes then being outstanding, (ii) 55,555 shares of Common Stock to be delivered to the Partnership on the Second Closing Date subject to any Notes then outstanding, (iii) 6,500 shares of Common Stock to be delivered on March 31, 1997 subject to any Notes then being outstanding,
(iv) 15,000 shares of Common Stock to be delivered on May 30, 1997 subject to any Notes then being outstanding, (v) 6,500 shares of Common Stock to be delivered on June 30, 1997 subject to any Notes then being outstanding, (vi) 15,000 shares of Common Stock to be delivered on May 30, 1998 subject to any Notes then being outstanding and (vii) 15,000 shares of Common Stock to be delivered on May 30, 1998 subject to any Notes then being outstanding. The funds used by the Partnership to pay for the shares of Common Stock, Notes and Warrants were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. A copy of the Agreement is attached hereto as Exhibit I.

         The Partnership is also entitled to receive 6,500 shares of Common Stock as Additional Shares on each three month period ending September 30, December 31, March 31 and

                                 PAGE 6 OF 100 PAGES

June 30 beginning September 30, 1997, during which there shall have occurred and been continuing for any portion of such period a Default (as defined in the Agreement).

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired their share of Common Stock as an investment, in the regular course of business. The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

         On the First Closing Date, the Issuer delivered to the Partnership convertible subordinated Notes in the aggregate principal amount of $3,000,000 (convertible into shares of Common Stock at a conversion rate of $6.00 per share, provided, however, that if the average closing price for a share of Common Stock on all exchanges on which the Common Stock is listed is greater than or equal to $12.00 per share for each of thirty consecutive trading days prior to the day of conversion, the conversion rate will be $8.00 per share).

         On the Second Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000 (convertible into shares of Common Stock at a conversion rate of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) the Market Price on the Second Closing Date).

         Upon satisfaction of certain conditions, on or about the Third Closing Date the Partnership may purchase additional convertible subordinated Notes in the aggregate principal amount of $4,000,000 (convertible into shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Third Closing Date).

         So long as the Partnership shall be the beneficial owner of any Note, Warrant or Common Stock the Issuer (a) will nominate and recommend as candidates for election to the Board of Directors of the Issuer up to three (3) persons who are reasonably acceptable to the then current Board of Directors of the Issuer and who are designated by the General Partner of the Partnership and (b) will not increase the size of the Board of Directors of the Issuer without the consent of the General Partner of the Partnership. If at any time any such designated Person(s) is not a member of the Board of Directors of the Issuer,
(i) the Issuer will

                                 PAGE 7 OF 100 PAGES
notify such designated Person(s), concurrently with notice given to members of the Board of Directors of the Issuer, of all meetings of the Board of Directors, and, as soon as available, will provide to such designated Person(s) all reports, financial statements or other information distributed to the Board or Directors of the Issuer, (ii) the Issuer will permit such designated Person(s) to attend all such meetings of the Board of Directors as an observer and to participate as an elected member with all rights of an elected member, voting excepted and (iii) the Issuer will permit the General Partner of the Partnership, or any Person(s) designated by such General Partner in writing to be a Person(s) acting on its behalf, at the Issuer's expense, to visit and inspect any of the properties of the Issuer and its Subsidiaries and to discuss the affairs, finances and accounts of the Issuer and its Subsidiaries with the principal officers and the auditors of the Issuer, all at such reasonable times during business hours and as often as such General Partner may reasonably request. If at any time the Partnership is no longer the beneficial owner of any Note, Warrant, Purchased Shares, Additional Consideration Shares or Common Stock issued upon the conversion or exercise, as applicable, thereof, the Issuer will, upon the expiration of the term of the Directors designated by the Partnership, so nominate and recommend three (3) Persons who are reasonably acceptable to the then current Board of Directors who are designated by the holders representing 50% or more of the Notes and the Warrants held by the holders.

         The Partnership also has additional rights pursuant to a side letter agreement, executed by the Issuer on March 12, 1997, attached hereto as Exhibit
II. Under the terms of this letter agreement, the Issuer acknowledges that the Partnership has certain concerns with the management of the Issuer and allows the Partnership to make certain management changes in the Issuer if the Issuer is in any default defined in Section 6 of the Agreement on or after September 30, 1997.

         Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                  PAGE 8 OF 100 PAGES

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except as otherwise disclosed herein;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, except as set forth in the side letter agreement dated as of March 12, 1997;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Partnership and GEIM have beneficial ownership of 2,095,221 shares of Common Stock, representing 29.4% of such class currently outstanding. The above percentage includes such Common Stock as may be acquired by the Partnership upon (i) the exercise of all the outstanding Warrants exercisable for 300,000 shares of Common Stock, (ii) the conversion of all the outstanding Notes which are convertible into 1,500,000 shares of Common Stock (calculated using the date of this Schedule 13D filing as the relevant date for purposes of determining the conversion ratios), (iii) the receipt of Additional Shares of Common Stock in the amount and on the dates set forth in Item 3, subject to any Note being outstanding on such date and (iv) the Purchased Shares.

                                 PAGE 9 OF 100 PAGES

(Note: The Additional Shares that are contingent on the Issuer being in default were not counted in determining the number of shares beneficially owned by the Partnership.)

         (b)The Partnership has shared power to vote or to direct the vote and to dispose or direct the disposition of its shares of Common Stock referred to in paragraph (a). The Partnership shares such power with GEIM, its general partner.

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

         (c) No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II or III, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Partnership, GEIM or GE or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of parcels.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit I Note, Stock Purchase & Warrant Agreement, dated November 30, 1995, and Amendments, dated May 31, 1996 and March 14, 1997, respectively, between the Issuer and the Partnership

                                 PAGE 10 OF 100 PAGES

Exhibit II Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer

                                 PAGE 11 OF 100 PAGES

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              GE INVESTMENT PRIVATE PLACEMENT PARTNERS II,
                   LIMITED PARTNERSHIP

              By:  GE Investment Management Incorporated,
                   Its General Partner

              By: /s/ Michael M. Pastore
                 --------------------------------
                 Name: Michael M. Pastore
                 Title: Vice President



Dated: April 9, 1997

                                 PAGE 12 OF 100 PAGES

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   GE INVESTMENT MANAGEMENT INCORPORATED

                   By: /s/ Michael M. Pastore
                      --------------------------------
                      Name: Michael M. Pastore
                      Title: Vice President



Dated: April 9, 1997

                                 PAGE 13 OF 100 PAGES

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GENERAL ELECTRIC COMPANY

                             By: /s/ John H. Myers
                                --------------------------------
                                Name: John H. Myers
                                  Title: Vice President



Dated:  April 9, 1997

                                 PAGE 14 OF 100 PAGES

                                                                      Schedule I


                                JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Elephant and Castle Group, Inc. Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  May 9, 1996

                                  GE INVESTMENT PRIVATE PLACEMENT
                                    PARTNERS II, LIMITED PARTNERSHIP

                                  By:  GE Investment Management
                                       Incorporated, Its General
                                       Partner


                                  By: /s/ Michael M. Pastore
                                     --------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President





                                  GENERAL ELECTRIC COMPANY



                                  By: /s/ Dale F. Frey
                                     --------------------------------
                                     Name: Dale F. Frey
                                     Title: Vice President

                                 PAGE 15 OF 100 PAGES

                                                                     Schedule II

               GE INVESTMENT MANAGEMENT INCORPORATED, General Partner
                    of GE Investment Private Placement Partners II

                          3003 Summer Street, P.O. Box 7900
                             Stamford, Connecticut 06904


    The names of the Officers of GE Investment Management Incorporated are as follows:

OFFICERS

John H. Myers                     Chairman of the Board, Chief
                                   Executive Officer and President
Eugene K. Bolton                  Executive Vice President
Michael J. Cosgrove                    Executive Vice President
Ralph R. Layman                   Executive Vice President
Alan M. Lewis                     Executive Vice President, General
                                   Counsel and Secretary
Robert A. MacDougall              Executive Vice President
Geoffrey R. Norman                Executive Vice President
Donald W. Torey                   Executive Vice President
                                   and Treasurer
Stephen B. Hoover                 Senior Vice President
Philip A. Mercurio                Senior Vice President
Philip A. Riordan                 Senior Vice President
Mark A. Dunham                    Senior Vice President
Suzanne D. Dowd                   Vice President
Ronald I. Felmus                  Senior Vice President
Keith G. Smith                    Vice President
Michael D. Wright                 Vice President
Constance K. Doyle                Vice President
Steven M. Beringer                Vice President
Robert Bernstein                  Vice President
Sheila M. Welsh                   Vice President
Michael E. Hogan                  Vice President
Kevin Sheehan                     Vice President
William R. Wright                 Vice President
Scott A. Silberstein              Vice President and Assistant
                                    Secretary
Robert Zalucki                    Vice President and Tax Counsel
Matthew J. Witkos                 Vice President
Christopher P. Mullahy            Vice President
Michael M. Pastore                Vice President and Assistant
                                    Secretary
Matthew J. Simpson                Vice President and Assistant
                                    Secretary
Michael J. Strone                 Vice President and Assistant Secretary

                                 PAGE 16 OF 100 PAGES

    The names of the directors of GE Investment Management Incorporated are as follows:



                                      DIRECTORS

                                   Eugene K. Bolton
                                 Michael J. Cosgrove
                                 Robert A. MacDougall
                                   Ralph R. Layman
                                    Alan M. Lewis
                                    John H. Myers
                                  Geoffrey R. Norman
                                   Donald W. Torey

                                 PAGE 17 OF 100 PAGES

                                                                    Schedule III

                     GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS
                                 3135 Easton Turnpike
                             Fairfield, Connecticut 06431

    The names of the Officers of General Electric Company are as follows:

J.F. Welch, Jr.         Chairman of the Board and Chief Executive Officer
P. Fresco                    Vice Chairman of the Board and Executive Officer
P.D. Ameen              Vice President and Comptroller
J.R. Bunt     Vice           President and Treasurer
D.R. Calhoun            Vice President - GE Transportation Systems
W.J. Conaty             Senior Vice President - Human Resources
D.M. Cote     Vice           President - GE Appliances
D.D. Dammerman               Senior Vice President - Finance
L.S. Edelheit           Senior Vice President - Corporate Research
                          and Development
B.W. Heineman, Jr.      Senior Vice President - General Counsel and
                          Secretary
J.R. Immalt             Senior Vice President - GE Medical Systems
W.J. Lansing            Vice President - Corporate Business Development
W.J. McNerney, Jr.      Senior Vice President - GE Lighting
E.F. Murphy             Senior Vice President - GE Aircraft Engines
R.L. Nardelli           Senior Vice President - GE Power Systems
R.W. Nelson             Vice President - Corporate Financial Planning
                          and Analysis
J.D. Opie                    Vice Chairman of the Board and Executive Officer
G.M. Reiner             Senior Vice President - Chief Information Officer
G.L. Rogers             Senior Vice President - GE Plastics
L.G. Trotter            Vice President - GE Electrical Distribution and Control

                                 PAGE 18 OF 100 PAGES

                                     CITIZENSHIP
                              (other than United States)

                        C.X. Gonzalez            Mexico
                        P. Fresco                Italy




         The names of Directors of General Electric Company are as follows:


                                  D.W. Calloway
                                  S.S. Cathcart
                                  D.D. Dammerman
                                  P. Fresco
                                  C.X. Gonzalez
                                  R.E. Mercer
                                  G.G. Michelson
                                  S. Nunn
                                  J.D. Opie
                                  R.S. Penske
                                  B.S. Prieskel
                                  F.H.T. Rhodes
                                  A.C. Sigler
                                  D.A. Warner III
                                  J.F. Welch, Jr.

                                 PAGE 19 OF 100 PAGES